UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549



	SCHEDULE 13G


	Under the Securities Exchange Act of 1934

	(Amendment No. Seven)*

	Granite Real Estate Inc (Formerly "MI Developments, Inc")

	(Name of Issuer)

	Class A Common Shares

	(Title of Class of Securities)



	387431109

	(CUSIP Number)


                                	December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [x] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





CUSIP No. 387431109	Schedule 13G	Page 2 of 5

1.	Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mackenzie Financial Corporation

2.	Check the Appropriate Box if a Member of a Group 	(a) [ ]
                                                                (b) [x]
3.	SEC Use Only

4.	Citizenship or Place of Organization

        Toronto, Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power

        6,294,071 shares

6.	Shared Voting Power

	NIL

7.	Sole Dispositive Power

        6,294,071 shares

8.	Shared Dispositive Power

	NIL

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

        6,294,071 shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        N/A

11.	Percent of Class Represented by Amount in Row (9)

        13.44%

12.	Type of Reporting Person (See Instructions)

        IA





Item 1.	Schedule 13G	Page 3 of 5

       (a)	Name of Issuer

             Granite Real Estate Inc (Formerly "MI Developments Inc")

       (b)	Address of Issuer's Principal Executive Offices

             77 King Street West
	     Suite 4010, P.O. Box 159
             Toronto, Ontario
             Canada M5K 1H1

       (a)	Name of Person Filing

             Mackenzie Financial Corporation

       (b)	Address of Principal Business Office or, if none, Residence

             180 Queen Street West, Toronto, Ontario M5V 3K1

       (c)	Citizenship

             Organized in Toronto, Ontario, Canada

       (d)	Title of Class of Securities

             Class A Common Shares

       (e)	CUSIP Number

             387431109


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b), or (c) check whether the person filing is a(n):

(a)	[ ]	Broker or dealer registered under section 15 of the
 Act (15 U.S.C.78o).
       (b)	[ ]	Bank as defined in section 3(a)(6) of the Act
 (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the
Act (15 U.S.C.78c).
(d)	[ ]	Investment Company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)	[X]	investment adviser in accordance with
 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);
(g)	[ ]	parent holding company or control person in accordance with
 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	savings associations as defined in Section 3(b) of the
 Federal Deposit Insurance Act (12 U.S.C. 1813);













	Schedule 13G	Page 4 of 5

(i)	[ ]	church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)	Amount beneficially owned: 6,294,071

       (b)	Percent of Class: 13.44%.

       (c)	Number of shares as to which such person has:

             (i)	Sole power to vote or to direct the vote - 6,294,071

             (ii)	Shared power to vote or to direct the vote -  NIL

(iii)	Sole power to dispose or to direct the disposition of - 6,294,071

(iv)	Shared power to dispose or to direct the disposition of -  NIL


Item 5.	Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.	Ownership of More than Five Percent on Behalf of Another Person

       N/A

Item 7.	Identification and Classification of the Subsidiary Which
 Acquired the Security Being Reported on By the Parent Holding Company

       N/A

Item 8.	Identification and Classification of Members of the Group

       N/A

Item 9.	Notice of Dissolution of Group

       N/A










	Schedule 13G	Page 5 of 5

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2013
  			Date
"D. Lynn Vickers"


	Signature
	D. Lynn Vickers
Vice-President & Chief Compliance Officer


	Name/Title



       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
 The name and any title of each person who signs the statement shall be typed or printed beneath his signature.